December 1, 2016

Mr. Michael Willis
President
Index Funds
1155 Kelly Johnson Boulevard
Colorado Springs, Colorado 80920

Re: Index Funds (the “Trust”) – S&P 500 Equal Weight (the “Fund”)

Dear Mr. Willis:

This letter confirms the agreement between The Index Group, Inc. (the “Adviser”) and the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that the Adviser is entitled to receive from the Fund.

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 0.25% of the Fund’s average daily net assets for No Load Class shares through July 31, 2018. The Adviser will reduce the fee payable with respect to the Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated. The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of the effective date of Post-Effective Amendment No. 35 (under the Securities Act of 1933, as amended) of the Trust, and shall continue at least through July 31, 2018.

INDEX ASSET MANAGEMENT, INC.

By: /s/Todd Johnson
Name: S. Todd Johnson
Title: Secretary

Your signature below acknowledges acceptance of this letter agreement:

INDEX FUNDS

By: /s/Michael Willis
Name: Michael Willis
Title: President